 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Anthera Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

03674U 300
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03674U 300

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		860,461 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

860,461 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

860,461 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.2% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 199 shares of Series X Preferred Stock (defined in Item 4) convertible into approximately 12,632 shares of Common Stock, using the Series X Conversion Ratio (defined in Item 4). The Series X Preferred Stock are subject to the Conversion Limitation (defined in Item 4).

Includes 110,276 of the Warrants (defined in Item 4) owned by BVF. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 176,419 of the A Warrants (defined in Item 4) owned by BVF. Excludes certain A Warrants (defined in Item 4) to acquire 72,606 shares of Common Stock owned by BVF, as a result of the A Warrants Blocker (defined in Item 4). As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 176,419 out of the 550,002 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain New Warrants (defined in Item 4) to acquire 301,461 shares of Common Stock owned by BVF, as a result of the New Warrants Blocker (defined in Item 4). As of the close of business on December 31, 2017, the New Warrants Blocker limits the aggregate exercise of New Warrants by the Reporting Persons to 0 out of the 629,688 shares of Common Stock underlying the New Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Warrants, A Warrants or New Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation (defined in Item 4).

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

2

CUSIP No. 03674U 300

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		449,578 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

449,578 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

449,578 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 130 shares of Series X Preferred Stock convertible into approximately 8,252 shares of Common Stock, using the Series X Conversion Ratio. The Series X Preferred Stock are subject to the Conversion Limitation.

Includes 72,078 of the Warrants owned by BVF2. The Warrants are subject to the Warrants Blocker.

Excludes certain A Warrants to acquire 162,902 shares of Common Stock owned by BVF2, as a result of the A Warrants Blocker. As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 176,419 out of the 550,002 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain New Warrants to acquire 204,117 shares of Common Stock owned by BVF2, as a result of the New Warrants Blocker. As of the close of business on December 31, 2017, the New Warrants Blocker limits the aggregate exercise of New Warrants by the Reporting Persons to 0 out of the 629,688 shares of Common Stock underlying the New Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Warrants, A Warrants or New Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

3

CUSIP No. 03674U 300

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		125,653 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

125,653 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,653 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 39 shares of Series X Preferred Stock convertible into approximately 2,476 shares of Common Stock, using the Series X Conversion Ratio. The Series X Preferred Stock are subject to the Conversion Limitation.

Includes 21,455 of the Warrants owned by Trading Fund OS. The Warrants are subject to the Warrants Blocker.

Excludes certain A Warrants to acquire 42,652 shares of Common Stock owned by Trading Fund OS, as a result of the A Warrants Blocker. As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 176,419 out of the 550,002 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain New Warrants to acquire 53,754 shares of Common Stock owned by Trading Fund OS, as a result of the New Warrants Blocker. As of the close of business on December 31, 2017, the New Warrants Blocker limits the aggregate exercise of New Warrants by the Reporting Persons to 0 out of the 629,688 shares of Common Stock underlying the New Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Warrants, A Warrants or New Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

4

CUSIP No. 03674U 300

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		125,653 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

125,653 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

125,653 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 39 shares of Series X Preferred Stock convertible into approximately 2,476 shares of Common Stock, using the Series X Conversion Ratio. The Series X Preferred Stock are subject to the Conversion Limitation.

Includes 21,455 of the Warrants owned by Trading Fund OS. The Warrants are subject to the Warrants Blocker.

Excludes certain A Warrants to acquire 42,652 shares of Common Stock owned by Trading Fund OS, as a result of the A Warrants Blocker. As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 176,419 out of the 550,002 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain New Warrants to acquire 53,754 shares of Common Stock owned by Trading Fund OS, as a result of the New Warrants Blocker. As of the close of business on December 31, 2017, the New Warrants Blocker limits the aggregate exercise of New Warrants by the Reporting Persons to 0 out of the 629,688 shares of Common Stock underlying the New Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Warrants, A Warrants or New Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

5

CUSIP No. 03674U 300

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,658,157 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,658,157 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,658,157 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 430 shares of Series X Preferred Stock convertible into approximately 27,296 shares of Common Stock, using the Series X Conversion Ratio. The Series X Preferred Stock are subject to the Conversion Limitation.

Includes 238,039 of the Warrants. The Warrants are subject to the Warrants Blocker.

Includes 176,419 of the A Warrants. Excludes certain A Warrants to acquire 373,583 shares of Common Stock, as a result of the A Warrants Blocker (defined in Item 4). As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 176,419 out of the 550,002 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain New Warrants to acquire 629,688 shares of Common Stock, as a result of the New Warrants Blocker. As of the close of business on December 31, 2017, the New Warrants Blocker limits the aggregate exercise of New Warrants by the Reporting Persons to 0 out of the 629,688 shares of Common Stock underlying the New Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Warrants, A Warrants or New Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

6

CUSIP No. 03674U 300

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,658,157 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,658,157 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,658,157 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 430 shares of Series X Preferred Stock convertible into approximately 27,296 shares of Common Stock, using the Series X Conversion Ratio. The Series X Preferred Stock are subject to the Conversion Limitation.

Includes 238,039 of the Warrants. The Warrants are subject to the Warrants Blocker.

Includes 176,419 of the A Warrants. Excludes certain A Warrants to acquire 373,583 shares of Common Stock, as a result of the A Warrants Blocker (defined in Item 4). As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 176,419 out of the 550,002 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain New Warrants to acquire 629,688 shares of Common Stock, as a result of the New Warrants Blocker. As of the close of business on December 31, 2017, the New Warrants Blocker limits the aggregate exercise of New Warrants by the Reporting Persons to 0 out of the 629,688 shares of Common Stock underlying the New Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Warrants, A Warrants or New Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

7

CUSIP No. 03674U 300

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,658,157 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,658,157 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,658,157 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 430 shares of Series X Preferred Stock convertible into approximately 27,296 shares of Common Stock, using the Series X Conversion Ratio. The Series X Preferred Stock are subject to the Conversion Limitation.

Includes 238,039 of the Warrants. The Warrants are subject to the Warrants Blocker.

Includes 176,419 of the A Warrants. Excludes certain A Warrants to acquire 373,583 shares of Common Stock, as a result of the A Warrants Blocker (defined in Item 4). As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 176,419 out of the 550,002 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate.

Excludes certain New Warrants to acquire 629,688 shares of Common Stock, as a result of the New Warrants Blocker. As of the close of business on December 31, 2017, the New Warrants Blocker limits the aggregate exercise of New Warrants by the Reporting Persons to 0 out of the 629,688 shares of Common Stock underlying the New Warrants owned by the Reporting Persons in the aggregate.

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Warrants, A Warrants or New Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

See Item 4(a) for a full description of the Reporting Person’s beneficial ownership.

8

CUSIP No. 03674U 300

Item 1(a).	Name of Issuer:

Anthera Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25801 Industrial Boulevard, Suite B

Hayward, California 94545

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

1 Sansome Street, 30th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

9

CUSIP No. 03674U 300

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

03674U 300

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2017, the Reporting Persons hold 430 shares of Series X Preferred Stock, par value $0.001 per share (the “Series X Preferred Stock”). The Series X Preferred Stock is convertible into Common Stock at a ratio of approximately 63.48 shares of Common Stock for one share of Series X Preferred Stock (the “Series X Conversion Ratio”). Using the Series X Conversion Ratio, the Series X Preferred Stock would be convertible into an aggregate of approximately 27,296 shares of Common Stock.

10

CUSIP No. 03674U 300

The Series X Preferred Stock may not be converted if, after such conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Conversion Limitation”). As of the close of business on December 31, 2017, the Conversion Limitation described in the prior sentence does not limit the aggregate conversion by the Reporting Persons. In providing beneficial ownership described herein, the Reporting Persons have assumed that all of the Series X Preferred Stock owned by BVF, BVF2 and Trading Fund OS and held in certain of the Partners managed accounts (the “Partners Managed Accounts”) would be fully converted.

In addition to the Series X Preferred Stock, the Reporting Persons hold approximately 238,039 shares of Common Stock underlying certain warrants (the “Warrants”). Each Warrant entitles the holder to acquire one share of the common stock of the Issuer. The Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Warrants Blocker”). In providing beneficial ownership described herein, the Reporting Persons have assumed that all of the Warrants owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts would be fully exercised.

In addition to the Series X Preferred Stock and the Warrants, the Reporting Persons hold 550,002 of certain A Warrants (the “A Warrants”) exercisable for an aggregate of 550,002 shares of Common Stock. The A Warrants have an exercise price of $1.8918 per share and expire on April 28, 2022. The A Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “A Warrants Blocker”). As of the close of business on December 31, 2017, the A Warrants Blocker limits the aggregate exercise of A Warrants by the Reporting Persons to 176,419 out of the 550,002 shares of Common Stock underlying the A Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed that 176,419 of certain A Warrants owned by BVF have been exercised and the remaining A Warrants owned by BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts would not be exercised due to the A Warrants Blocker.

In addition to the Series X Preferred Stock, the Warrants and the A Warrants, the Reporting Persons hold 629,688 of certain New Warrants (the “New Warrants”) exercisable for an aggregate of 629,688 shares of Common Stock. The New Warrants have an exercise price of $1.55 per share and expire on April 26, 2023. The New Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “New Warrants Blocker” together with the Conversion Limitation, the Warrants Blocker, and the A Warrants Blocker, the “Beneficial Ownership Limitation”). As of the close of business on December 31, 2017, the New Warrants Blocker limits the aggregate exercise of New Warrants by the Reporting Persons to 0 out of the 629,688 shares of Common Stock underlying the New Warrants owned by the Reporting Persons in the aggregate. In providing beneficial ownership described herein, the Reporting Persons have assumed the New Warrants owned by each of BVF, BVF2 and Trading Fund OS and held in the Partners Managed Accounts would not be exercised due to the New Warrants Blocker.

11

CUSIP No. 03674U 300

The Reporting Persons may choose to convert or exercise, as applicable, the Series X Preferred Stock, Warrants, A Warrants or New Warrants in other amounts among the Reporting Persons, while continuing to comply with the Beneficial Ownership Limitation.

As of the close of business on December 31, 2017, (i) BVF beneficially owned approximately 860,461 shares of Common Stock, including (a) approximately 12,632 shares of Common Stock issuable upon the conversion of 199 shares of Series X Preferred Stock held by it, (b) 110,276 shares of Common Stock issuable upon the exercise of certain Warrants held by it and (c) 176,419 shares of Common Stock issuable upon the exercise of certain A Warrants held by it, and excluding (x) 72,606 shares of Common Stock issuable upon the exercise of certain A Warrants held by it and (y) 301,461 shares of Common Stock issuable upon the exercise of certain New Warrants held by it; (ii) BVF2 beneficially owned approximately 449,578 shares of Common Stock, including approximately (a) 8,252 shares of Common Stock issuable upon the conversion of 130 shares of Series X Preferred Stock held by it and (b) 72,078 shares of Common Stock issuable upon the exercise of certain Warrants held by it, and excluding (x) 162,902 shares of Common Stock issuable upon the exercise of certain A Warrants held by it and (y) 204,117 shares of Common Stock issuable upon the exercise of certain New Warrants held by it; and (iii) Trading Fund OS beneficially owned 125,653 shares of Common Stock, including approximately (a) 2,476 shares of Common Stock issuable upon the conversion of 39 shares of Series X Preferred Stock held by it and (b) 21,455 shares of Common Stock issuable upon the exercise of certain Warrants held by it, and excluding (x) 42,652 shares of Common Stock issuable upon the exercise of certain A Warrants held by it and (y) 53,754 shares of Common Stock issuable upon the exercise of certain New Warrants held by it.

Partners OS as the general partner of Trading Fund OS may be deemed to beneficially own 125,653 shares of Common Stock beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF, BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the approximately 1,658,157 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, including approximately (a) 3,936 shares of Common Stock issuable upon the conversion of 62 shares of Series X Preferred Stock and (b) 34,230 shares of Common Stock issuable upon the exercise of certain Warrants held in the Partners Managed Accounts, and excluding (x) 95,423 shares of Common Stock issuable upon the exercise of certain A Warrants and (y) 70,356 shares of Common Stock issuable upon the exercise of certain New Warrants held in the Partners Managed Accounts.

12

CUSIP No. 03674U 300

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,658,157 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,658,157 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator that is the sum of: (i) 13,849,678 shares of Common Stock outstanding, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 8, 2017, (ii) 2,306,737 shares of Common Stock issued as disclosed on the Issuer’s Prospectus filed with the SEC on November 29, 2017, and (iii) 441,754 shares of Common Stock that may be acquired upon the conversion of or exercise, as applicable, of certain Series X Preferred Stock and certain of the warrants held by the Reporting Persons.

As of the close of business on December 31, 2017, (i) BVF beneficially owned approximately 5.2% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 2.7% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock (iv) Partners OS beneficially owned less than 1% of the outstanding shares of Common Stock, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 9.99% of the outstanding shares of Common Stock (approximately 1.3% of which is held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

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Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS and the Partners Managed Account.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on September 16, 2016.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

BIOTECHNOLOGY VALUE FUND, L.P.		BVF INC.

By:	BVF Partners L.P., its general partner	By:	/s/ Mark N. Lampert
By:	BVF Inc., its general partner		Mark N. Lampert
President
By:	/s/ Mark N. Lampert
Mark N. Lampert
	President	/s/ Mark N. Lampert
MARK N. LAMPERT

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

Biotechnology Value Trading Fund OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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